Change Log for Form SBSE-A/A

Applicant Name: BNP Paribas SA
Date: 08/04/2026
NFA No. : 0247694

Date	Question/Page #	Description of Change
08/04/2026	Schedule A	• Updated the list of Principals to reflect that Monique Cohen and Daniela Schwarzer are no longer Principals of BNP Paribas SA.
08/04/2026	Schedule A	• Updated the list of Principals to provide the CRD ID # for Aaron Rozenek. (*Note: BNPP has confirmed that Nicolas Peter in Schedule A is a different individual from Peter Nicolas, CRD number 1258977.*)
08/04/2026	Schedule B	• Conforming amendment to reflect that CFTC swap dealer registration had been finalized, i.e., not provisional. • Provided NFA ID#s for all entities listed in response to Item 13B
08/04/2026	Response Question 7	• Conforming amendment to update the employee numbers per the most recent Universal Registration Document.
08/04/2026	NFA 7R	• Conforming amendment to update the NFA 7R adding NFA introducing broker exempt foreign firm application.